UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into (i) the registration statements of Hongli Group Inc. (the “Company”) on Form F-3 (File Nos. 333-284050 and 333-289457), as amended, and (ii) the registration statement on Form S-8 of the Company (File No. 333-278321), and into the prospectuses outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The information in the attached Exhibit 99.1 shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Change of Director

Effective September 29, 2026, Mr. Jie Liu has resigned as the chairman of the Company’s board of directors (the “Board”). Effective on the same day, Mr. Chenglong Yang has resigned as a member of the Board and has also stepped down from all positions on the committees of the Board. Mr. Liu’s and Mr. Yang’s resignations from the Board were due to personal reasons and did not result from any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Liu continues to serve as Chief Executive Officer of the Company.

On September 29, 2026, the Board approved the appointment of Mr. Michael Weichun Zhang to serve as the chairman of the Board, effective immediately.

Mr. Michael Weichun Zhang, age 57, has served as our director and chairman of the board as of September 29, 2026. Mr. Zhang has extensive experience in private equity fund management, capital allocation, business management and strategic oversight. Since March 2015, he has served as Managing Partner of H Alpha Management, a private equity fund management firm, where he is responsible for the firm's strategic direction and overall operations. He also serves as a director of Anbio Biotechnology, a U.S. publicly traded company, on whose board he is a member of the audit, compensation, and nominating and corporate governance committees, and as a director of Summa Innovations LLC, Eminence Capital LLC, Winnix Biosciences, Inc., and Cultiva Medical Technology Co., Ltd. Mr. Zhang holds an MBA in Finance from Yale University and a Bachelor of Science in Finance from Indiana University Bloomington.

There is no arrangement or understanding between Mr. Zhang and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship between Mr. Zhang and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Zhang had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with the appointment, the Company has entered into a director offer letter and an indemnification agreement with Mr. Zhang. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors. The forms of the director agreement and the indemnification agreement are included as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

On October 5, 2026, the Company issued a press release entitled “Hongli Group Inc. Announces Appointment of Mr. Michael W. Zhang as Chairman of the Board”, a copy of which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Director Offer Letter between Hongli Group Inc. the directors (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
10.2	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333-261945), as amended, initially filed with the Securities and Exchange Commission on December 30, 2021)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: October 5, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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